March 26, 2025

Kamran Khan
Chief Executive Officer
ATIF Holdings Ltd
25391 Commercentre Dr., Ste 200
Lake Forest, CA 92630

       Re: ATIF Holdings Ltd
           Registration Statement on Form S-1
           Filed March 21, 2025
           File No. 333-286034
Dear Kamran Khan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Joan Wu